UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of issuer: RATD Productions LLC

Legal status of issuer
        Form: Limited liability company
        Jurisdiction of Incorporation/Organization: Idaho
        Date of organization: May 4, 2021

Physical address of issuer: 207 N Main Street, Moscow, ID 83843

Website of issuer: riotandthedance.com

Is there a co-issuer? No

Name of intermediary through which the Offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

        5% of the amount actually raised to be paid in cash, 5% of the amount actually raised in securities of the same class as offered under this Offering, and reimbursement for any expenses incurred by the portal by third-service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

        None

Type of security offered: Preferred Units

Target number of securities to be offered: 1,000,000
Price (or method for determining price): $1.00

Target offering amount: $1,000,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $5,000,000

Deadline to reach the target offering amount: September 27, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Note Receivable	$0.00	$0.00
Interest Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

———————————

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one

or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: RATD Productions LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:
   ● Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   ● Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   ● Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   ● Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   ● Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   ● Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☐ No ☒

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Aaron Rench	Producer; Director	RATD Productions LLC	May 2021 – Present

Nate Wilson	Producer; Director	RATD Productions LLC	May 2021 – Present

OFFICERS OF THE COMPANY

5. Provide the following information about each officer and director (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer:	Position:	Dates of Service:	Responsibilities:
Aaron Rench	CEO, Secretary	May 2021 – Present	Director; Executive Producer
Nate Wilson	Director	May 2021 – Present	Director; Executive Producer

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office and any other employment for the past three years.

Aaron Rench
Aaron Rench is a producer and filmmaker. Prior to working for the Company, Aaron served as the executive producer and director of Gorilla Poet Productions since 2008, and RATD Water LLC and RATD Earth LLC in the development of two standalone nature documentaries.

Nate Wilson
Nate (N.D.) Wilson is a creator, producer, filmmaker, and the bestselling author of thirteen adventure/fantasy novels along with multiple picture books. His hit Netflix show, *Hello Ninja*, is in its fourth season, and several other animated shows are now in development. Prior to working for the Company, N.D. served as the executive producer and director of Gorilla Poet Productions since 2008, and RATD Water LLC and RATD Earth LLC in the development of two standalone nature documentaries.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting PowerPrior to Offering
Aaron Rench	8,750,000 Common Units	47.3%
Nate Wilson	8,750,000 Common Units	47.3%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

General

RATD Productions LLC was formed as an Idaho limited liability company on May 4, 2021 to produce a multi-season episodic audiovisual documentary series entitled "*The Riot and the Dance*" (the "Series"), which is intended to be distributed through online video streaming services, television and home video.

The story ideas and concepts upon which the Series is based were created by Dr. Gordon Wilson, the author and creator of a number of biology text and paperback books entitled, "The Riot and the Dance" (and similar variations thereof). Eventually, Dr. Gordon Wilson, Aaron Rench and Nate Wilson decided to take the idea and concept behind the text and paperback books to create a faith-based nature documentary. Dr. Eric Gordon licensed the name "The Riot and the Dance" and concepts exclusively to Aaron Rench and Nate Wilson by way of an Intellectual Property License Agreement for the production of an audiovisual documentary series. Shortly thereafter, Aaron Rench and Nate Wilson formed RATD Films LLC, which produced a documentary entitled, "The Riot and the Dance: Earth" and RATD Water LLC, which produced a documentary entitled, "The Riot and the Dance: Water", each of which feature Dr. Eric Gordon as the host (the "Documentaries").

Aaron Rench and Nate Wilson also entered into an Intellectual Property License Agreement with the Company in which the Company received a license to use the name, "The Riot and the Dance", to now produce a multi-season episodic audiovisual documentary series. In exchange for the license, each of Aaron Rench and Nate Wilson received 8,750,000 Common Units in the Company.

RATD Productions LLC intends to use the proceeds from this Offering to fund the development and production of 8-10 episodes of the Series.

RATD Films LLC and RATD Water LLC are separate companies from the Company and revenue generated through the distribution of The Riot and the Dance: Earth and The Riot and the Dance: Water are not paid to RATD Productions LLC.

Synopsis of the Series

For too long nature documentaries, a multi-billion-dollar sector in the entertainment industry, have been completely controlled by groups who do not believe in a divine creator. Parents want their children to appreciate the beauty of the earth while still understanding that there is a creator and we are part of His creations.

The Riot and the Dance teaches families just this. You will get the beauty of other incredible nature documentaries while not feeling guilty about living on the earth.

RATD Productions' vision, with Dr. Gordon Wilson as its host, is to turn *The Riot and the Dance* into a multi-season series the whole family can enjoy together to learn from the Greatest Artist in the history of history, who is showing His work outside your door right now and forevermore.

The Riot and the Dance is planning to disrupt this multibillion-dollar industry by creating a multi-season TV series, with 8-10 episodes per season. It will take you and your family throughout the entire world allowing everyone to experience the most magnificent of God's creations while giving credit to Him who created them.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable tv series using a production budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, etc.

Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing the Series. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing the Series.

Investors will own non-voting preferred units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing and distributing the Series. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund development and production of the Series. If and when production of the Series commences, no assurance can be given that the Series will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and

commencement of operations, the production and distribution of a tv show, and the competitive environment in which the Company intends to operate. The Company may not address successfully any of these risks. If the Company does not address successfully these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single television series and the Company is unable to diversify its investment to reduce its risk of failure.

The Series will be the only tv show series that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of the Series. Because the Company will have only one asset, the Series, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the Series is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing shows. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other tv shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from the Series. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Because the tv show/film business is highly speculative, the Company may never achieve profitability.

The tv show/film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any tv show since the revenues derived from the production and distribution of a tv show primarily depend on its acceptance by the public which cannot be predicted. The commercial success of a tv show also depends on the quality and acceptance of competing shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the Series will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the Series. Accordingly, there is a substantial risk that the Series will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the Series or realize revenues or profits from the sale of the Series.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and TV industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of TV series.

The Series will be subject to the risks associated with the production and distribution of television series.

Although the production of the first two (2) episodes of the Series was completed, the Company cannot guarantee that production of the remaining 8-10 episodes of the Series will be successfully completed.

Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price. The Series has a license agreement to distribute the Series through Angel Studio's streaming platform.

It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of the production of the Series.

Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The Series may not succeed if it receives unfavorable reviews.

The financial success of a television series, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Series. To the extent that the Series receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The Series' production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the Series and cause delays, all of which may increase the cost of production of the Series and decrease the likelihood of being able to complete the Series, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than do we.

We are very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our CEO. There are no assurances that our approach will be successful.

We may need to raise additional capital to fully fund our business plan and expand our operations.

Based on our current business plan, we believe our current cash, borrowing capacity, and net proceeds from this offering will be sufficient to meet our anticipated cash requirements to fund the development of an additional 8-10 episodes. However, if our available cash balances, borrowing capacity, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements because of our inability to complete the maximum offering, we may seek to sell common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing. We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our existing stockholders. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

The Company has a License Agreement with Aaron Rench and Nate Wilson with respect to the name "The Riot and the Dance", who in turn received a license to use such name from Dr. Gordon Wilson.

Aaron Rench and Nate Wilson have an exclusive license from Dr. Gordon Wilson to use the name, "The Riot and the Dance" to produce audiovisual works, including the Series. Additionally, the Company has a license to use the name, "The Riot and the Dance" from Aaron Rench and Nate Wilson in exchange for their equity ownership in the Company. If either Aaron Rench, Nate Wilson, or Dr. Gordon Wilson were to be involved in an intellectual property dispute, the Company may have to search for a new brand name upon which to release the Series. Changing brand names may affect viewership and revenue.

The Company will not receive any revenue from the Documentaries.

The Company has received a limited license from RATD Films LLC and RATD Water LLC to distribute a partial version of the Documentaries "The Riot and the Dance: Earth" and "The Riot and the Dance: Water". RATD Films LLC and RATD Water LLC will continue to retain any and all revenues with respect to the Documentaries.

THE OFFERING

9. What is the purpose of this offering?

The purpose of this offering is to raise the funds to produce 2-10 episodes of the Series. It is estimated that if we raise the minimum offering amount, we could produce approximately two episodes of the show and if we raise the maximum amount, we should be able to produce eight to ten new episodes of the show.

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold:	If Maximum Offering Amount Sold:
Portal Intermediary Fees:	$50,000	$250,000
Offering QTP Fees:	$5,000	$25,000
Marketing/Advertising:	$200,000	$1,000,000
Production Expenses:	$660,000	$3,500,000
Miscellaneous Expenses:	$85,000	$225,000
Total:	$1,000,000	$5,000,000

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

Yes, please see the following YouTube links for the videos used to present the testing the waters opportunity and the attached images of the testing the waters page and images of the testing the waters Facebook ads and emails.

https://youtu.be/QJrWA9KSdR4
https://youtu.be/rcOFRnSUWvA
https://youtu.be/LJRDsRfUvbE

(b) How will the issuer complete the transaction and deliver securities to the investors?

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor confirming the amount of securities purchased. The preferred units will not be certificated. Investors may access their investments in their applicable VAS Portal, LLC (Angel Funding) user account.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment with the above restrictions directly in your VAS Portal, LLC d/b/a Angel Funding account by clicking on the cancel commitment button under the investment in your My Investments page.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

The securities being sold are Preferred Units of RATD Productions LLC and carry with it a preferred return of the full 120% of the investor's investment before the holders of Common Units receive any profit payment.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: Pursuant to the Operating Agreement, the investors holding Preferred Membership Units have limitations on their ability to transfer their interest and will not be able to vote on the decisions of the Company.

16. How may the terms of the securities being offered be modified?

The Manager has been given the right to raise funds through equity crowdfunding. Any adjustments to this or any other offering may be made by the Manager.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:
(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	50,000,000	18,500,000	Yes	
Preferred Units	5,250,000	0	No	Preferred return before distributions to Common Unit holders

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities could be diluted by future offerings.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the securities purchasers in this offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the units being offered in this offering were determined based on estimated (hoped for) future revenues. In the future, these securities may be valued based on any number of appropriate

methods including a cost approach, market comparable, discounted cash flow, liquidation value, etc. There is currently no set method for determining value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest.

23. What are the risks to purchasers associated with corporation actions including:

- Additional issuances of securities;

    If additional issuances are made, the investors in this offering may become diluted.

- Issuer repurchases of securities;

    The Company does not have the right to repurchase the securities unless the investor is attempting to transfer them.

- A sale of the issuer or of assets of the issuer; or

    Because holders of Preferred Membership Units do not have the right to vote, the Common Unit holders may vote to sell without the investor's approval. The investors in this offering have the right to receive a preferred return before the Common Unit holders receive any return.

- Transactions with related parties?

    The Manager's fiduciary duties are the protection for the investors against related-party transactions.

24. Describe the material terms of any indebtedness of the issuer:

The Company has entered into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc., pursuant to which Angel Studios will lend an amount up to $1,000,000 to the Company to fund the digital ad-buying for the offering, which is included in the budget estimates above.

25. What other exempt offerings has the issuer conducted within the past three years?

None

26. Was or is the issuer of any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

☒ No to all of this.

☐ If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has no real operating history. The Company has expended capital in the formation of the entity, but there are no current operations that would affect the liquidity of the Company, and no capital resources are yet needed until this offering closes, but then the Company would have the capital to produce some portion of the Series.

Please see the attached Reviewed Financial Statements for the Company for the financials of the Company and the notes on those statements.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Reviewed Financial Statements.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No

ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the

Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

       i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No

       ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

       iii.   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

       i.   at the time of the filing of this offering statement bars the person from:
            (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

            (B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

            (C) engaging in savings association or credit union activities? ☐ Yes ☒ No

       ii.   constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

       i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

       ii.   places limitations on the activities, functions or operations of such person?
            ☐ Yes ☒ No

       iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

       i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
            ☐ Yes ☒ No

       ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
     (1) any other material information presented to investors; and
     (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following perks will be offered:

$100 - Your name added to the official backer list
- Have your name added to our official backer list for supporters who made Season 1 a reality

$350 - Your name in the Season 1 credits
- Have your name (or a family member's name of your choosing) added to the Season 1 credits
- Plus receive all previous perks

$1,000 - Early Access to Season 1 Episodes
- See the episodes before they are available to the public!
- Plus receive all previous perks

$5,000 - Exclusive Behind the Scenes video call with Dr. Gordon Wilson
- Get updates on production from behind the scenes
- Dr. G will share insights and spoilers for Season 1 and take your questions
- Plus receive all previous perks

$10,000 - Be our VIP Guests at an Episode Premiere Party (travel and lodging not included)
- Join us live and in person at our theater in Moscow, Idaho to celebrate the debut of Season 1!
- Meet N.D. Wilson, Dr. Gordon Wilson, and the rest of the team as we enjoy the first episode together.
- Plus receive all previous perks

$15,000 - Join us live on an expedition with Dr. Gordon Wilson and the Riot and

the Dance Team (travel and lodging not included)
- Dr. Gordon Wilson and crew will lead us on an expedition to find various critters and
teach us about them IN PERSON!
- Learn about the Creator and His creations from Dr. Wilson in person.
- Participation subject to necessary liability waivers yet to be determined
- Location and date to be determined
- Plus receive all previous perks

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

      120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

      Invest.angel.com/riot then navigate to the offering tab

The issuer must continue to comply with the ongoing reporting requirements until:
      (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
      (2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
      (3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
      (4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
      (5) the issuer liquidates or dissolves its business in accordance with state law.